Exhibit 99.2

VANC Pharmaceuticals Announces Supplier Letter of Intent with a Western Canadian Pharmacy Chain

February 20, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) ”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (OTC) markets, is pleased to announce that it has signed a Letter of Intent (LOI) with a Western Canada based multi-chain pharmacy, to become a preferred supplier of generic drugs and over-the-counter (OTC) products.

“This is a major step in our commercialization efforts and we are excited to have formed a partnership with an established pharmacy chain.  We are ramping up our sales and marketing efforts as we prepare to take delivery of our first inventory orders in early Q2-2015,” said Arun Nayyar, CEO of Vanc.

Additional updates on the Company’s commercialization plans will be provided this quarter.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, lans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.